Exhibit 99.1

Ciner Wyoming LLC
(A Majority-Owned Subsidiary of Ciner Resources LP)
Financial Statements as of December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019, and 2018, and Report of Independent Registered Public Accounting Firm

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of
Ciner Wyoming LLC
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Ciner Wyoming LLC (the "Company") as of December 31, 2020 and 2019, the related statements of operations and comprehensive income, members' equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Agreements and Transactions with Affiliates – Refer to Notes 1, 2, 8, 12, and 13 to the financial statements

Critical Audit Matter Description

The Company is a subsidiary in a global group structure and agreements directly between the Company and other affiliates, or indirectly between affiliates that the Company does not control, can have a significant impact on recorded amounts or disclosures in the Company's financial statements, including any commitments and contingencies between the Company and affiliates or, potentially, third parties. Performing audit procedures to evaluate the Company’s identification of upstream affiliate relationships, transactions, and commitments and contingencies outside of the U.S. and the impact of such matters on the financial statements represents a critical audit matter because of the increased auditor judgment necessary to perform audit procedures related to these matters and evaluate the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s identification of upstream affiliate relationships, transactions, and commitments and contingencies outside of the U.S. and the impact of such matters on the financial statements included the following, among others:

•We tested the effectiveness of controls over the Company’s affiliate process, including controls over the identification of the Company’s affiliate relationships, transactions, and commitments and contingencies outside of the U.S.
•We read publicly available financial filings and news sources related to the Company and its affiliates outside of the U.S. and listened to the parent company (Ciner Resources LP) quarterly investor relations calls for information related to potential new affiliates and transactions between the Company and affiliates.
•We inspected director and executive officer questionnaires from the parent company directors and officers to identify any affiliate matters.
•We searched the general ledger for potential transactions with affiliates.
•We read significant new or amended agreements and contracts of the Company to identify new affiliate relationships, transactions, or commitments and contingencies, and evaluated management’s analyses regarding the accounting and disclosure of such arrangements.
•We inquired of executive officers, key members of management, and the Board of Managers regarding affiliate relationships, transactions and commitments and contingencies.
•We confirmed with the ultimate parent company that the affiliate relationships, transactions, and commitments and contingencies identified and disclosed by the Company were complete.
/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 15, 2021

We have served as the Company’s auditor since 2008.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2019
(In thousands of dollars)

	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$364	$13,684
Accounts receivable - affiliates	86,697	95,115
Accounts receivable, net	40,613	35,963
Inventory	33,456	24,193
Other current assets	3,590	1,741

Total current assets	164,720	170,696

PROPERTY, PLANT, AND EQUIPMENT, NET	268,590	258,121

OTHER NON-CURRENT ASSETS	25,418	24,266

TOTAL ASSETS	$458,728	$453,083

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$2,983	$—
Accounts payable	16,393	14,163
Due to affiliates	2,865	3,215
Accrued expenses	33,072	37,961

Total current liabilities	55,313	55,339

LONG-TERM DEBT	127,069	129,500

OTHER NON-CURRENT LIABILITIES	8,707	8,587

Total liabilities	191,089	193,426

COMMITMENTS AND CONTINGENCIES (See Note 12)

MEMBERS' EQUITY:
Members’ equity — Ciner Resources LP	136,459	135,423
Members’ equity — Natural Resource Partners LP	131,108	130,113
Accumulated other comprehensive income (loss)	72	(5,879)

Total members' equity	267,639	259,657

TOTAL LIABILITIES AND MEMBERS' EQUITY	$458,728	$453,083

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(In thousands of dollars)

	2020	2019	2018

SALES - AFFILIATES	$177,891	$315,847	$253,345
SALES - OTHERS	214,340	206,996	233,414
Total net sales	392,231	522,843	486,759

COST OF PRODUCTS SOLD	213,721	247,790	243,562
FREIGHT COSTS	123,672	143,341	139,144

Total cost of products sold	337,393	391,131	382,706

GROSS PROFIT	54,838	131,712	104,053

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - AFFILIATES	17,398	18,404	17,698

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - OTHERS	946	1,553	2,106

LITIGATION SETTLEMENT GAIN	—	—	(27,500)

OPERATING INCOME	36,494	111,755	111,749

OTHER INCOME (EXPENSE):
Interest income	145	350	1,871
Interest expense	(5,305)	(5,893)	(5,058)
Other expense, net	(304)	(57)	(205)

Total other expense	(5,464)	(5,600)	(3,392)

NET INCOME	31,030	106,155	108,357

Income (loss) on derivative financial instruments	5,951	1,612	(282)

COMPREHENSIVE INCOME	$36,981	$107,767	$108,075

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(In thousands of dollars)

			Accumulated
	Ciner	Natural Resource	Other Comprehensive	Total Members'
	Resources LP	Partners LP	Income (Loss)	Equity

Balance at December 31, 2017	$107,622	$103,402	$(7,209)	$203,815

Allocation of net income	55,262	53,095	—	108,357
Capital distribution to members	(48,450)	(46,550)	—	(95,000)
Other comprehensive (loss)	—	—	(282)	(282)

Balance at December 31, 2018	$114,434	$109,947	$(7,491)	$216,890

Allocation of net income	54,139	52,016	—	106,155
Capital distribution to members	(33,150)	(31,850)	—	(65,000)
Other comprehensive income	—	—	1,612	1,612

Balance at December 31, 2019	$135,423	$130,113	$(5,879)	$259,657

Allocation of net income	15,826	15,205	—	31,030
Capital distribution to members	(14,790)	(14,210)	—	(29,000)
Other comprehensive income	—	—	5,951	5,951

Balance at December 31, 2020	$136,459	$131,108	$72	$267,639

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(In thousands of dollars)

	2020	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$31,030	$106,155	$108,357
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	28,494	26,440	27,996
Loss on disposal of assets, net	8	642	—
Other non-cash items	322	304	448
(Increase) decrease in:
Accounts receivable - affiliates	8,418	(24,756)	28,152
Accounts receivable, net	(4,650)	907	(2,683)
Inventory	(9,757)	(385)	(3,025)
Other current and non-current assets	(450)	(123)	(228)
Increase (decrease) in:
Accounts payable	2,155	(3,073)	2,350
Accrued expenses and other liabilities	2,489	(73)	4,067
Due to affiliates	(382)	372	(240)

Net cash provided by operating activities	57,677	106,410	165,194

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(42,218)	(65,350)	(39,419)

Net cash used in investing activities	(42,218)	(65,350)	(39,419)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving credit facility	211,500	102,000	104,000
Borrowings on other long-term debt	30,000	—	—
Repayments on revolving credit facility	(238,500)	(71,500)	(143,000)
Repayments on other long-term debt	(2,225)	—	(11,400)
Debt issuance costs	(554)	—	—
Cash distribution to members	(29,000)	(65,000)	(95,000)

Net cash used in financing activities	(28,779)	(34,500)	(145,400)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,320)	6,560	(19,625)

CASH AND CASH EQUIVALENTS:
Beginning of year	13,684	7,124	26,749

End of year	$364	$13,684	$7,124

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$5,115	$5,476	$5,141

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES :
Capital expenditures on account	$1,977	$6,786	$14,002

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019, AND 2018
(Dollars in thousands)

1.Corporate Structure
A 51% membership interest in Ciner Wyoming LLC (the "Company," "Ciner Wyoming," "we," "us," or "our") is owned by Ciner Resources LP ("Ciner Resources" or the "Partnership"). NRP Trona LLC, a wholly owned subsidiary of Natural Resource Partners LP ("NRP") owns a 49% membership interest in the Company. Ciner Resources is a master limited partnership traded on the New York Stock Exchange and is currently owned approximately 72% by Ciner Wyoming Holding Co. ("Ciner Holdings"), approximately 2% by Ciner Resource Partners LLC (our “general partner” or “Ciner GP”) and approximately 26% by the general public. Ciner Holdings is 100% owned by Ciner Resources Corporation ("Ciner Corp") which is 100% owned by Ciner Enterprises, Inc. ("Ciner Enterprises"). As of December 31, 2020, Ciner Enterprises was 100% owned by WE Soda Ltd., a U.K. corporation (“WE Soda”). WE Soda is a direct wholly-owned subsidiary of KEW Soda Ltd., a U.K. corporation (“KEW Soda”), which is a direct wholly-owned subsidiary of Akkan Enerji ve Madencilik Anonim Şirketi ("Akkan"). Akkan is directly and wholly owned by Turgay Ciner, the Chairman of the Ciner Group ("Ciner Group"), a Turkish conglomerate of companies engaged in energy and mining (including soda ash mining), media and shipping markets.
On February 22, 2018, Akkan transferred its direct 100% ownership in Ciner Enterprises to KEW Soda, a U.K. company, which transferred such ownership to WE Soda, a U.K. company. WE Soda is 100% owned by KEW Soda, and KEW Soda is wholly owned by Akkan. This reorganization is a part of Ciner Group’s strategy to combine the global soda ash business under a common structure in the U.K.
2. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
The Company's operations consist of the mining of trona ore, which, when processed, becomes soda ash. All mining and processing activities take place in one facility located in Green River, Wyoming. All our soda ash processed is sold to various domestic customers, and to American Natural Soda Ash Corporation ("ANSAC"), which was an affiliate for export sales through the year ended December 31, 2020. Ciner Corp is the exclusive sales agent for the Partnership, and a member of ANSAC. Effective as of the end of day on December 31, 2020 Ciner Corp exited ANSAC.
ANSAC Exit - On November 9, 2018, Ciner Corp delivered a notice to terminate its membership in ANSAC as part of its strategic initiative to gain better direct access and control of international customers and logistics and the ability to leverage the expertise of Ciner Group, the world’s largest natural soda ash producer. Such termination was originally expected to be effective as of the end of day on December 31, 2021. On July 27, 2020, ANSAC and the members thereof entered into an agreement, effective as of July 24, 2020, that, among other things, terminated Ciner Corp’s membership in ANSAC effective as of December 31, 2020 (the “ANSAC termination date”), a year earlier than previously announced (the “ANSAC Early Exit Agreement”). Effective as of the end of day on December 31, 2020, Ciner Corp exited ANSAC. As of January 1, 2021, Ciner Corp began managing the sales and marketing efforts for exports with the ANSAC exit being complete. Ciner Corp is leveraging the distributor network established by Ciner Group while independently reviewing current and potential distribution partners to optimize our reach into each market.

In connection with the settlement agreement with ANSAC, there are sales commitments to ANSAC in 2021 and 2022 where Ciner Corp will continue to sell, at substantially lower volumes, product to ANSAC for export sales purposes, with a fixed rate per ton selling, general and administrative expense, and will also purchase a limited amount of export logistics services in 2021. Through in part the Company’s affiliates, the Company has amongst other things: (i) obtained its own international customer sales arrangements for 2021, (ii) obtained third-party export port services, and (iii) chartered and executed its own international product delivery.
Historically, by design and prior to Ciner Corp’s exit from ANSAC, ANSAC managed most of our international sales, marketing and logistics, and as a result, was our largest customer for the years ended December 31, 2020, 2019 and 2018, accounting for 45.4%, 60.4% and 52.0%, respectively, of our net sales. Although ANSAC was our largest customer for the aforementioned periods, we anticipate that the impact of Ciner Corp’s exit from ANSAC on our net sales, net income and liquidity will be limited. We made this determination primarily based upon the belief that we will continue to be one of the lowest cost producers of soda ash in the global market. With a low-cost position combined with better direct access and control of our customers and logistics and the ability to leverage Ciner Group’s expertise in these areas, we believe we will be able to adequately replace these net ANSAC sales.
A summary of the significant accounting policies is as follows:
Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates - The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Furthermore, we considered the impact of the COVID-19 pandemic on the use of estimates and assumptions used for financial reporting. While our production is considered “essential”, the COVID-19 outbreak disrupted our customers and customer segments, which had a negative impact on the demand for our products which adversely affected our operations. In 2020, the decline in demand adversely impacted our sales and production volume, and price per ton. We experienced an approximately 17.2% decline in production volumes and 19.5% decline in sales volumes when compared to our pre-COVID-19 production and sales levels in 2019, respectively. Our international demand was impacted the most as different countries dealt with different levels of the outbreak and shutdowns. In addition, our customers in the flat glass and in particular the automotive business were significantly negatively impacted. At December 31, 2020, as we cannot predict with confidence the duration or the scope of the COVID-19 pandemic and its impact on our operations, the potential negative financial impact to our results cannot be reasonably estimated, but could be material. As a result of these uncertainties, actual results could differ from those estimates and assumptions. If the economy or markets in which we operate remain weaker than pre-COVID-19 levels or deteriorate further, our business, financial condition and results of operations may be further materially and adversely impacted.
Revenue Recognition - The majority of the Company’s revenues are recognized upon satisfaction of our performance obligations, that is, delivery and transfer of title to the product to our customers. The time at which delivery and transfer of title occurs, for the majority of our contracts with customers, is the point when we ship the product from our production facility or third-party terminals, depending on the terms of the sales contract, rendering our performance obligation fulfilled. For certain international customers, it is the point when the product is loaded on the vessel at the port. Additionally, the Company has made an accounting policy election to account for shipping and handling activities as fulfillment costs. We have one reportable segment and our revenue is derived from the sale of soda ash which is our sole and primary good and service.

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. At contract inception, we assess the goods and services promised in contracts with customers and identify performance obligations for each promise to transfer to the customer, a good or service that is distinct. To identify the performance obligations, the Company considers all goods and services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. From its analysis, the Company determined that the sale of soda ash is currently its only performance obligation. Many of our customer volume commitments are short-term and our performance obligations for the sale of soda ash are generally limited to single purchase orders.
•When performance obligations are satisfied. Substantially all of our revenue is recognized at a point-in-time when control of goods transfers to the customer.
•Transfer of Goods. The Company uses standard shipping terms across each customer contract with very few exceptions. Shipments to customers are made with terms stated as Free on Board (“FOB”) Shipping Point. Control typically transfers when goods are delivered to the carrier for shipment, which is the point at which the customer has the ability to direct the use of and obtain substantially all remaining benefits from the asset.
•Payment Terms. Our payment terms vary by the type and location of our customers. The term between invoicing and when payment is due is not significant and consistent with typical terms in the industry.
•Variable Consideration. We recognize revenue as the amount of consideration that we expect to receive in exchange for transferring promised goods or services to customers. We do not adjust the transaction price for the effects of a significant financing component, as the time period between control transfer of goods and services and expected payment is one year or less. At the time of sale, we estimate provisions for different forms of variable consideration (discounts, rebates, and pricing adjustments) based on historical experience, current conditions and contractual obligations, as applicable. The estimated transaction price is typically not subject to significant reversals. We adjust these estimates when the most likely amount of consideration we expect to receive changes, although these changes are typically immaterial.
•Returns, Refunds and Warranties. In the normal course of business, the Company does not accept returns, nor does it typically provide customers with the right to a refund.
•Freight. In accordance with ASC 606, the Company made a policy election to treat freight and related costs that occur after control of the related good transfers to the customer as fulfillment activities instead of separate performance obligations. Therefore, freight is recognized at the point in which control of soda ash has transferred to the customer.
Revenue disaggregation. In accordance with ASC 606-10-50, the Company disaggregates revenue from contracts with customers into geographical regions. The Company determined that disaggregating revenue into these categories achieved the disclosure objectives to depict how the nature, timing, amount and uncertainty of revenue and cash flows are affected by economic factors. Refer to Note 16, “Segment Reporting” for revenue disaggregated into geographical regions.
Revenue Contract Balances. The timing of revenue recognition, billings and cash collections results in billed receivables, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities).

•Contract Assets. At the point of shipping, the Company has an unconditional right to payment generally that is only dependent on the passage of time. In general, customers are billed and a receivable is recorded as goods are shipped. These billed receivables are reported as “Accounts Receivable, net” on the Balance Sheets as of December 31, 2020 and December 31, 2019. There were no contract assets as of December 31, 2020 and December 31, 2019.
•Contract Liabilities. There may be situations where customers are required to prepay for freight and insurance prior to shipment. The Company accounts for freight costs as fulfillment activities and therefore, such prepayments are considered a part of the single obligation to provide soda ash. In such instances, a contract liability for prepaid freight will be recorded.
Freight Costs - The Company includes freight costs billed to customers for shipments administered by the Company in gross sales. The related freight costs incurred by the Company along with cost of products sold are deducted from gross sales to determine gross profit.
Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market deposit accounts.
Accounts Receivable - On January 1, 2020, we adopted the current expected credit loss (CECL) model in accordance with ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)” as explained at Recently Issued and Adopted Accounting Standards below. We determined the expected credit losses on initial recognition and at December 31, 2020 based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount.
Inventory - Inventory is carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method for raw material and finished goods inventory and the weighted average cost method for stores inventory. Costs include raw materials, direct labor and manufacturing overhead. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.
•Raw material inventory includes material, chemicals and natural resources being used in the mining and refining process.
•Finished goods inventory is the finished product soda ash.

•Stores inventory includes parts, materials and operating supplies which are typically consumed in the production of soda ash and currently available for future use. If the inventory has been used within the preceding twelve months, it is classified as current assets and remainder is classified as non-current assets.

Property, Plant, and Equipment - Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of depreciable assets, using the straight-line method. The estimated useful lives applied to depreciable assets are as follows:

Useful Lives
Land improvements	10 years
Depletable land	15-60 years
Buildings and building improvements	10-30 years
Computer hardware	3-5 years
Machinery and equipment	5-20 years
Furniture and fixtures	5-10 years

The Company's policy is to evaluate property, plant, and equipment for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An indicator of potential impairment would include situations when the estimated future undiscounted cash flows are less than the carrying value. The amount of any impairment then recognized would be calculated as the difference between estimated fair value and the carrying value of the asset.
Derivative Instruments and Hedging Activities - The Company may enter into derivative contracts from time to time to manage exposure to the risk of exchange rate changes on its foreign currency transactions, the risk of changes in natural gas prices, and the risk of the variability in interest rates on borrowings. Gains and losses on derivative contracts qualifying for hedge accounting are reported as a component of the underlying transactions. The Company follows hedge accounting for its hedging activities. All derivative instruments are recorded on the balance sheet at their fair values. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company designates its derivatives based upon criteria established for hedge accounting under generally accepted accounting principles. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. Any significant ineffective portion of the gain or loss is reported in earnings immediately. For derivatives not designated as hedges, the gain or loss is reported in earnings in the period of change. The natural gas physical forward contracts are accounted for under the normal purchases and normal sales scope exception.
The Company has interest rate swap contracts, designated as cash flow hedges, to mitigate our exposure to possible increases in interest rates. The swap contracts consist of three individual $12,500 swaps with an aggregate notional value of $37,500 at December 31, 2020 and four individual $12,500 swaps with an aggregate notional value of $50,000 at December 31, 2019. The swaps outstanding at December 31, 2020 have various maturities through 2023. At December 31, 2020, it is anticipated that approximately $196 of losses currently recorded in accumulated other comprehensive income (loss) will be reclassified into earnings within the next twelve months.
The Company has entered into natural gas financial forward contracts, designated as cash flow hedges, to mitigate volatility in the price of natural gas related to a portion of the natural gas we consume. These contracts generally have various maturities through 2024. These contracts had an aggregate notional value of $25,908 and $31,196 at December 31, 2020 and December 31, 2019, respectively. At December 31, 2020, it was anticipated that $661 of gains currently recorded in accumulated other comprehensive income (loss) will be reclassified into earnings within the next twelve months.

The following table presents the fair value of derivative assets and liabilities and the respective balance sheet locations as of:

	Assets				Liabilities
	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedges:
Interest rate swap contracts - current		$—		$—	Accrued Expenses	$196	Accrued Expenses	$855
Natural gas forward contracts - current	Other current assets	1,360	Other current assets	136	Accrued Expenses	700	Accrued Expenses	2,400
Interest rate swap contracts - non-current		—		—	Other non-current liabilities	1,077		—
Natural gas forward contracts - non-current	Other Non-current assets	876	Other Non-current assets	155	Other non-current liabilities	191	Other non-current liabilities	2,915
Total derivatives designated as hedging instruments		$2,236		$291		$2,164		$6,170

Income Tax - The Company is organized as a pass-through entity for federal income tax purposes and therefore are not subject to federal or certain state income taxes. As a result, our members are responsible for federal income taxes based on their respective share of taxable income. Net income for financial statement purposes may differ significantly from taxable income reportable to members as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the membership agreement.
Reclamation Costs - The Company is obligated to return the land beneath its refinery and tailings ponds to its natural condition upon completion of operations and is required to return the land beneath its rail yard to its natural condition upon termination of the various lease agreements.
The Company accounts for its land reclamation liability as an asset retirement obligation, which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The estimated original liability calculated in 1996 for the refinery and tailing ponds was calculated based on the estimated useful life of the mine, which was 80 years, and on external and internal estimates as to the cost to restore the land in the future and state regulatory requirements. The liability was discounted using a weighted average credit-adjusted risk-free rate of approximately 6% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding charge being recorded to cost of products sold.

During 2011, the Company constructed a rail yard to facilitate loading and switching of rail cars. The Company is required to restore the land on which the rail yard is constructed to its natural conditions. The original estimated liability for restoring the rail yard to its natural condition was calculated based on the land lease life of 30 years and on external and internal estimates as to the cost to restore the land in the future. The liability is discounted using a credit-adjusted risk-

free rate of 4.25% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding charge being recorded to cost of products sold.

Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, derivative financial instruments and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of the nature of such instruments. Our long-term debt and derivative financial instruments are measured at their fair values with Level 2 inputs based on quoted market values for similar but not identical financial instruments.

Long-Term Debt - The carrying value of Ciner Wyoming Credit Facility materially reflects the fair value as the rate is variable and its key terms are similar to indebtedness with similar amounts, durations and credit risks. The carrying value of Ciner Wyoming Equipment Financing Arrangement materially reflects the fair value as its key terms are similar to indebtedness with similar amounts, durations and credit risks that are currently available to the Company. See Note 8 “Debt” for additional information on our debt arrangements.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Fair value accounting requires that these financial assets and liabilities be classified into one of the following three categories:

•Level 1-inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.
•Level 2-inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
•Level 3-inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.
Subsequent Events - The Company has evaluated all subsequent events through March 15, 2021, the date the financial statements were available to be issued. See Note 15 - Subsequent Events for additional information.

Recently Issued and Adopted Accounting Standards - In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)” ("ASU 2016-13"). This ASU introduces the current expected credit loss (CECL) model, which will require an entity to measure credit losses for certain financial instruments and financial assets, including trade receivables. Under this update, on initial recognition and at each reporting period, an entity will be required to recognize an allowance that reflects the entity’s current estimate of credit losses expected to be incurred over the life of the financial instrument. The Company adopted ASU 2016-13 effective January 1, 2020 and concluded there was no material impact to the Company's financial statements.
In August 2018, the FASB issued ASU 2018-15, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2018-15”), which amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement (“CCA”) that is a service contract. ASU 2018-15 amends ASC 350 and clarifies that a customer should apply ASC 350-40 to determine which implementation costs should be capitalized in a CCA. ASU 2018-15 does not expand on existing disclosure requirements except to require a description of the nature of hosting arrangements that are service contracts. Entities are permitted to apply either a retrospective or prospective transition approach to adopt the guidance. ASU 2018-15 is effective for periods beginning after December 15, 2019. The Company adopted ASU 2018-15 effective January 1, 2020 and concluded there was no material impact to the Company's financial statements.

Recent Guidance Not Adopted Yet - In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”) providing temporary guidance to ease the potential burden in accounting for reference rate reform primarily resulting from the discontinuation of the London Inter-bank Offered Rate (“LIBOR”), which was expected to occur on December 31, 2021. The amendments in ASU 2020-04 are elective and apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The new guidance provides the following optional expedients: (i) simplifies accounting analyses under current GAAP for contract modifications; (ii) simplifies the assessment of hedge effectiveness and allows hedging relationships affected by reference rate reform to continue; and (iii) allows a one-time election to sell or transfer debt securities classified as held to maturity that reference a rate affected by reference rate reform. An entity may elect to apply the amendments prospectively from March 12, 2020 through December 31, 2022 by accounting topic The Company continues to evaluate ASU 2021-01 but does not expect a material impact to the Company’s financial statements.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope (“ASU 2021-01”). to clarify that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment (commonly referred to as the discounting transition) are in the scope of ASC 848. The amendments also clarify other aspects of the guidance in ASC 848 and addresses the effects of the cash compensation adjustment provided in the discounting transition on certain aspects of hedge accounting. The guidance in ASC 848 also allows entities to make a one-time election to sell and/or transfer to available for sale or trading any held-to-maturity debt securities that refer to an interest rate affected by reference rate reform and were classified as held to maturity before January 1, 2020. The original guidance and the recently issued ASU are effective as of their issuance dates. The relief provided is temporary and generally cannot be applied to contract modifications that occur after December 31, 2022 or hedging relationships entered into or evaluated after that date. However, the FASB has indicated that it will revisit the sunset date in ASC 848 after the LIBOR administrator makes a final decision on a phaseout date. The LIBOR administrator recently extended the publication of the overnight and the one-, three-, six- and 12-month USD LIBOR settings through June 30, 2023, when many existing contracts that reference LIBOR will have expired. The Company continues to evaluate ASU 2021-01, but does not expect any material impact to the Company's financial statements.

3. ACCOUNTS RECEIVABLE, NET
Accounts receivable, net as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Trade receivables	$32,569	$30,221
Other receivables	8,044	5,742
Total	$40,613	$35,963
4. INVENTORY
Inventory as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Raw materials	$9,855	$8,672
Finished goods	13,357	6,894
Stores inventory, current	10,244	8,627
Total	$33,456	$24,193

The increase in finished goods inventory at December 31, 2020 compared to December 31, 2019 is primarily due to the Company building inventory to facilitate Ciner Corp’s exit from ANSAC and Ciner Corp providing the Company international sales, marketing and logistics services after December 31, 2020.

5. PROPERTY, PLANT, AND EQUIPMENT, NET
Property, plant, and equipment as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Land and land improvements	$192	$192
Depletable land	2,957	2,957
Buildings and building improvements	163,483	137,937
Computer hardware	5,328	4,734
Machinery and equipment	680,159	643,049
Furniture and fixtures	1,411	1,083
Total	853,530	789,952
Less accumulated depreciation, depletion and amortization	(625,219)	(622,545)
Total net book value	228,311	167,407
Construction in progress	40,279	90,714
Property, plant, and equipment, net	$268,590	$258,121

Depreciation, depletion and amortization expense on property, plant and equipment was $27,399, $26,175, and $27,731 for the years ended December 31, 2020, 2019 and 2018, respectively.
The decrease in construction in progress from December 31, 2019 to December 31, 2020 is due to the new co-generation facility which started its construction in 2019 and completed in 2020.
6. OTHER NON-CURRENT ASSETS
Other non-current assets as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Stores inventory, non-current	$18,630	$17,571
Internal-use software, net of accumulated amortization	5,674	6,088
Other	1,114	607
Total	$25,418	$24,266
During the years ended December 31, 2020, 2019 and 2018, in accordance with ASC 350-40, Internal Use Software, we capitalized $488, $596, and $6,191, respectively, of certain internal use software development costs. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and infrastructure development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These software development costs are amortized on a straight-line basis over the estimated useful life of five to ten years under depreciation and amortization expense which is included in the cost of products sold financial statement line item of the statements of operations. During the years ended December 31, 2020, 2019 and 2018, we amortized internal use software development costs of $725, $699, and $0, respectively. Amortization for these internal use software development costs are expected to be approximately $786 per year.

7. ACCRUED EXPENSES
Accrued expenses as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Accrued capital expenditures	$1,271	$6,156
Accrued employee compensation & benefits	7,462	6,898
Accrued energy costs	5,070	5,654
Accrued royalty costs	8,062	7,143
Accrued other taxes	5,030	4,801
Accrued derivatives	896	3,255
Other accruals	5,281	4,054
Total	$33,072	$37,961

8. DEBT
Long-term debt as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Ciner Wyoming Equipment Financing Arrangement with maturity date of March 26, 2028, fixed interest rate of 2.479%	$27,552	$—
Ciner Wyoming Credit Facility, unsecured principal expiring on August 1, 2022, variable interest rate as a weighted average rate of 2.25% and 3.27% at December 31, 2020 and December 31, 2019, respectively	102,500	129,500
Total debt	130,052	129,500
Less current portion of long-term debt	2,983	—
Total long-term debt	$127,069	$129,500

Aggregate maturities required on long-term debt at December 31, 2020 are due in future years as follows:

2021	$3,031
2022	105,607
2023	3,185
2024	3,265
2025	3,347
Thereafter	11,840
Total	$130,275

Ciner Wyoming Equipment Financing Arrangement
On March 26, 2020, Ciner Wyoming and Banc of America Leasing & Capital, LLC, as lender (the “Equipment Financing Lender”), entered into an equipment financing arrangement (the “Ciner Wyoming Equipment Financing Arrangement”) including a Master Loan and Security Agreement, dated as of March 25, 2020 (as amended, the “Master Agreement”) and an Equipment Security Note Number 001, dated as of March 25, 2020 (the “Initial Secured Note”), which provides the terms and conditions for the debt financing of certain equipment related to Ciner Wyoming’s new natural gas-fired turbine co-generation facility that became operational in March 2020. Each equipment financing under the Ciner Wyoming Equipment Financing Arrangement will be evidenced by the execution of one or more equipment notes (including the Initial Secured Note) that incorporate the terms and conditions of the Master Agreement (each, an “Equipment Note”). In order to secure the payment and performance of Ciner Wyoming’s obligations under the Ciner Wyoming Equipment Financing Arrangement and other debt obligations owed by Ciner Wyoming to the Equipment Financing Lender, Ciner Wyoming granted to the Equipment Financing Lender a continuing security interest in all of Ciner Wyoming’s right, title and interest in and to the Equipment (as defined in the Master Agreement) and certain related collateral.
The Ciner Wyoming Equipment Financing Arrangement (1) incorporates all covenants in the Ciner Wyoming Credit Facility (as defined below), now or hereinafter existing, or in any applicable replacement credit facility accepted in writing by the Equipment Financing Lender, that are based upon a specified level or ratio relating to assets, liabilities, indebtedness, rentals, net worth, cash flow, earnings, profitability, or any other accounting-based measurement or test, and (2) includes customary events of default subject to applicable grace periods, including, among others, (i) payment defaults, (ii) certain mergers or changes in control of Ciner Wyoming, (iii) cross defaults with certain other indebtedness (a) to which the Equipment Financing Lender is a party or (b) to third parties in excess of $10 million, and (iv) the commencement of certain insolvency proceedings or related events identified in the Master Agreement. Upon the occurrence of an event of default, in its discretion, the Equipment Financing Lender may exercise certain remedies, including, among others, the ability to accelerate the maturity of any Equipment Note such that all amounts thereunder will become immediately due and payable, to take possession of the Equipment identified in any Equipment Note, and to charge Ciner Wyoming a default rate of interest on all then outstanding or thereafter incurred obligations under the Ciner Wyoming Equipment Financing Arrangement.
Among other things, the Initial Secured Note:
•    has a principal amount of $30,000,000;
•    has a maturity date of March 26, 2028;
•    shall be payable by Ciner Wyoming to the Equipment Financing Lender in 96 consecutive monthly installments of principal and interest commencing on April 26, 2020 and continuing thereafter until the maturity date of the Initial Secured Note, which shall be in the amount of approximately $307,000 for the first 95 monthly installments and approximately $4,307,000 for the final monthly installment; and
•    entitles Ciner Wyoming to prepay all (but not less than all) of the outstanding principal balance of the Initial Secured Note (together with all accrued interest and other charges and amounts owed thereunder) at any time after one (1) year from the date of the Initial Secured Note, subject to Ciner Wyoming paying to the Equipment Financing Lender an additional prepayment amount determined by the amount of principal balance prepaid and the date such prepayment is made.
In connection with the Second Ciner Wyoming Amendment (as defined below), the Master Agreement was amended to incorporate, among other things, the modified covenants set forth in the Second Ciner Wyoming Amendment related to consolidated leverage ratios of Ciner Wyoming.
Ciner Wyoming’s balance under the Ciner Wyoming Equipment Financing Arrangement at December 31, 2020 was $27.8 million ($27.6 million net of financing costs).
At December 31, 2020, Ciner Wyoming was in compliance with all financial covenants of the Ciner Wyoming Equipment Financing Arrangement. In connection with the event of default (the “Facilities Agreement Default”) under the Facilities Agreement that arose in February 2021 (as defined and described below in the WE Soda and Ciner Enterprises Facilities Agreement section), Ciner Wyoming entered into a second amendment to the Master Agreement (the “Second Amendment to the Master Agreement”) on March 5, 2021. Such amendment modified the definition of change of control under the Master Agreement in order to prevent an event of default thereunder that could have otherwise resulted from the Facilities Agreement lenders foreclosing on certain equity interests in Ciner Holdings (the “Equity Default Remedy”) as a remedy for the Facilities Agreement Default, or as a remedy for future events of default under the Facilities Agreement, as amended. Management is not aware of any current circumstances that would result in an event of default under the Ciner Wyoming Equipment Financing Arrangement in the next twelve months.
Ciner Wyoming Credit Facility
On August 1, 2017, Ciner Wyoming entered into a Credit Agreement (as amended, the “Ciner Wyoming Credit Facility” and together with the Ciner Wyoming Equipment Financing Arrangement, the “Ciner Wyoming Debt Agreements”) with each of the lenders listed on the respective signature pages thereof and PNC Bank, National Association (“PNC Bank”), as administrative agent, swing line lender and a Letter of Credit (“L/C”) issuer. The Ciner Wyoming Credit Facility is a

$225.0 million senior revolving credit facility with a syndicate of lenders, which will mature on the fifth anniversary of the closing date of such credit facility. The Ciner Wyoming Credit Facility provides for revolving loans to fund working capital requirements, and capital expenditures, to consummate permitted acquisitions and for all other lawful purposes. The Ciner Wyoming Credit Facility has an accordion feature that allows Ciner Wyoming to increase the available revolving borrowings under the facility by up to an additional $75.0 million, subject to Ciner Wyoming receiving increased commitments from existing lenders or new commitments from new lenders and the satisfaction of certain other conditions. In addition, the Ciner Wyoming Credit Facility includes a sublimit up to $20.0 million for same-day swing line advances and a sublimit up to $40.0 million for letters of credit.
On February 28, 2020, the Ciner Wyoming Credit Facility was amended to, among other things, increase flexibility for debt financing to be incurred by Ciner Wyoming in connection with its new natural gas-fired turbine co-generation facility by, among other things (i) increasing the basket for purchase money indebtedness permitted from $5.0 million to $30.0 million; (ii) adding procedures for transition to a benchmark other than the Eurodollar Rate to determine the applicable interest rate (including reference to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York), with provisions applying to that alternate benchmark; and (iii) adding customary new provisions relating to qualified financial contracts, sanctions and anti-money laundering rules and laws.
On July 27, 2020, the Ciner Wyoming Credit Facility was further amended (the “Second Ciner Wyoming Amendment”) to increase Ciner Wyoming’s financial and liquidity flexibility due to COVID-19. The Second Ciner Wyoming Amendment, among other things, (i) increased, for a limited period, certain restrictive debt covenants that require Ciner Wyoming and its subsidiaries to maintain certain leverage ratios and interest coverage ratios at the end of each period, (ii) provided a tiered interest rate structure based on applicable covenant ratios and established a 0.5% interest floor, (iii) effectuated changes to collateral restricted disbursements and covenanted to give security if covenant ratios are equal to or above certain levels. The Second Ciner Wyoming Amendment also provided for covenants to restrict certain payments and to give security in certain personal property of Ciner Wyoming following a fiscal quarter in which the leverage ratio is equal to or higher than 3.50:1.0, so long as the applicable leverage ratio limit is otherwise adhered to. Any such security would be released upon achievement of a leverage ratio less than 2.00:1.0 at the end of any quarter.
In addition, the Ciner Wyoming Credit Facility contains various covenants and restrictive provisions that limit (subject to certain exceptions) Ciner Wyoming’s ability to:
•make distributions on or redeem or repurchase units;
•incur or guarantee additional debt;
•make certain investments and acquisitions;
•incur certain liens or permit them to exist;
•enter into certain types of transactions with affiliates of Ciner Wyoming;
•merge or consolidate with another company; and
•transfer, sell or otherwise dispose of assets.
The Second Ciner Wyoming Amendment also required quarterly maintenance of a leverage ratio below those shown in the table below and an interest coverage ratio of not less than 3.00:1.0.

Fiscal Quarter ending	Leverage Ratio
December 31, 2020	4.50:1.0
March 31, 2021	4.50:1.0
June 30, 2021 (1)	4.00:1.0
September 30, 2021 (1)	3.50:1.0
December 31, 2021 and each fiscal quarter ending thereafter	3.00:1.0
(1) See discussion of Third Amendment below which changed this requirement to 3:00:1:00.

The Second Ciner Wyoming Amendment added additional restrictions to (i) certain restricted payments (which includes cash dividends, distributions and other restricted payments) by requiring the leverage ratio, both before and after giving effect to such restricted payment, to be less than 2.50:1.0 (previously 3.00:1.0), (ii) permitted acquisitions by requiring that the leverage ratio, both before and after giving effect to a permitted acquisition, be less than 2.50:1.0, and (iii) liens by restricting the grant of any lien on any mineral right or mineral reserve, subject to certain exceptions. Once any restricted payment (other than a permitted tax distribution) or permitted acquisition is consummated by Ciner Wyoming, or one of its subsidiaries, the leverage ratio will reset to a maximum of 3.00:1.0. The Second Ciner Wyoming Amendment also added a covenant that states if the leverage ratio thereunder is: (i) below 3.50:1.0 as of the end of any fiscal quarter, any borrowings under the Ciner Wyoming Credit Agreement will be unsecured; or (ii) greater than or equal to 3.50:1.0 as of the end of any fiscal quarter, any borrowings under the Ciner Wyoming Credit Agreement will be secured by substantially all of Ciner Wyoming’s personal property, subject to certain customary exceptions, provided, that any such security shall be released upon achievement of a leverage ratio less than 2.00:1.0 at the end of any fiscal quarter. Prior to the Second Ciner Wyoming Amendment, a leverage ratio in excess of 3.00:1.0 for a quarterly period would have constituted an event of default, whereas following effectiveness of the Second Ciner Wyoming Amendment, for each quarterly period where the leverage ratio is permitted to be in excess of 3.50:1.0, a leverage ratio in excess of 3.50:1.0 for such quarterly period would not by itself constitute an event of default so long as the applicable leverage ratio limit is otherwise adhered to, but would permit the administrative agent and lenders under the Ciner Wyoming Credit Facility to obtain a lien on certain personal property of Ciner Wyoming.

The Ciner Wyoming Credit Facility contains events of default customary for transactions of this nature, including (i) failure to make payments required under the Ciner Wyoming Credit Facility, (ii) events of default resulting from failure to comply with covenants and financial ratios in the Ciner Wyoming Credit Facility, (iii) the occurrence of a change of control, (iv) the institution of insolvency or similar proceedings against Ciner Wyoming and (v) the occurrence of a default under any other material indebtedness Ciner Wyoming may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Ciner Wyoming Credit Facility, the administrative agent shall, at the request of the Required Lenders (as defined in the Ciner Wyoming Credit Facility), or may, with the consent of the Required Lenders, terminate all outstanding commitments under the Ciner Wyoming Credit Facility and may declare any outstanding principal of the Ciner Wyoming Credit Facility debt, together with accrued and unpaid interest, to be immediately due and payable.
Under the Ciner Wyoming Credit Facility, a change of control is triggered if Ciner Corp and its wholly-owned subsidiaries, directly or indirectly, cease to own all of the equity interests, or cease to have the ability to elect a majority of the board of directors (or similar governing body) of our general partner (or any entity that performs the functions of the Partnership’s general partner). In addition, a change of control would be triggered if the Partnership ceases to own at least 50.1% of the economic interests in Ciner Wyoming or ceases to have the ability to elect a majority of the members of Ciner Wyoming’s board of managers.

Loans under the Ciner Wyoming Credit Facility bear interest at Ciner Wyoming’s option at either:
•    a Base Rate, which equals the highest of (i) the federal funds rate in effect on such day plus 0.50%, (ii) the administrative agent’s prime rate in effect on such day or (iii) one-month LIBOR plus 1.0%, in each case, plus an applicable margin; or

•    the Eurodollar Rate plus an applicable margin; provided, that with respect to an applicable loan, if the Eurodollar Rate has ceased or will cease to be provided, if the regulatory supervisor for the administrator of the Eurodollar Rate or a governmental authority having jurisdiction over the administrative agent determine that the Eurodollar Rate is no longer representative or if the administrative agent determines that similar U.S. dollar-denominated credit facilities are being executed or modified to incorporate or adopt a new benchmark interest rate to replace the Eurodollar Rate, the administrative agent and Ciner Wyoming may establish an alternative interest rate for the applicable loan.

The Ciner Wyoming Credit Facility has an interest rate floor of 0.50%.

The unused portion of the Ciner Wyoming Credit Facility is subject to a per annum commitment fee and the applicable margin of the interest rate under the Ciner Wyoming Credit Facility will be determined as follows:

Pricing Tier	Leverage Ratio	Eurodollar Rate Loans	Base Rate Loans	Commitment Fee
1	< 1.25:1.0	1.500%	0.500%	0.250%
2	≥ 1.25:1.0 but < 1.75:1.0	1.750%	0.750%	0.275%
3	≥ 1.75:1.0 but < 2.25:1.0	2.000%	1.000%	0.300%
4	≥ 2.25:1.0 but < 3.00:1.0	2.250%	1.250%	0.375%
5	≥ 3.00:1.0 but < 3.50:1.0	2.500%	1.500%	0.375%
6	≥ 3.50:1.0 but < 4.00:1.0	2.750%	1.750%	0.425%
7	≥ 4.00:1.0	3.000%	2.000%	0.475%

At December 31, 2020, Ciner Wyoming was in compliance with all financial covenants of the Ciner Wyoming Credit Facility. In connection with the Facilities Agreement Default, Ciner Wyoming entered into a Third Amendment to the Ciner Wyoming Credit Facility (the “Third Amendment”) in order to prevent an event of default thereunder that could have otherwise resulted from the Facilities Agreement lenders exercising the Equity Default Remedy as a remedy for the Facilities Agreement Default, or a future event of default under the Facilities Agreement, as amended. Such amendment (i) modified the definition of change of control to exclude any change in control that could arise from lender actions under the Facilities Agreement relating to any events of default under the Facilities Agreement; (ii) reduced the leverage ratio to 3:00 to 1.00 for the quarter ended June 30, 2021 and each fiscal quarter thereafter; and (iii) added a covenant that any borrowings under the Wyoming Credit Facility are secured by substantially all of Ciner Wyoming’s personal property, subject to certain exclusions. Management is not aware of any current circumstances that would result in an event of default under the Ciner Wyoming Credit Facility in the next twelve months.
WE Soda and Ciner Enterprises Facilities Agreement
On August 1, 2018, Ciner Enterprises, the entity that indirectly owns and controls Ciner Wyoming, refinanced its existing credit agreement and entered into a new facilities agreement, to which WE Soda and Ciner Enterprises (as borrowers), and KEW Soda, WE Soda, WE Soda Kimya Yatırımları Anonim Şirketi, Ciner Kimya Yatırımları Sanayi ve Ticaret Anonim Şirketi, Ciner Enterprises, Ciner Holdings and Ciner Corp (as original guarantors and together with the borrowers, the “Ciner Obligors”), are parties (as amended and restated or otherwise modified, the “Facilities Agreement”), and certain related finance documents. The Facilities Agreement expires on August 1, 2025.
Even though Ciner Wyoming is not a party or a guarantor under the Facilities Agreement, while any amounts are outstanding under the Facilities Agreement we will be indirectly affected by certain affirmative and restrictive covenants that apply to WE Soda and its subsidiaries (which include us). Besides the customary covenants and restrictions, the Facilities Agreement includes provisions that, without a waiver or amendment approved by lenders, whose commitments are more than 66-2/3% of the total commitments under the Facilities Agreement to undertake such action, would (i) prevent certain transactions (including loans) with our affiliates, including such transactions that could reasonably be expected to materially and adversely affect the interests of certain finance parties, (ii) restrict the ability to amend our limited partnership agreement or the general partner’s limited liability company agreement or our other constituency documents if such amendment could reasonably be expected to materially and adversely affect the interests of the lenders to the Facilities Agreement, (iii) restrict the amount of our capital expenditures if certain ratios are not achieved by the Ciner Obligors thereunder and (iv) prevent actions that enable certain restrictions or prohibitions on our ability to upstream cash (including via distributions) to the borrowers under the Facilities Agreement. Based on the Ciner Obligors' applicable ratios at December 31, 2020 the Partnership's expansion capital expenditures are prohibited until the Ciner Obligors’ applicable ratios are at specified levels pursuant to the Facilities Agreement.
In addition, Ciner Enterprises’ ownership in Ciner Holdings is subject to a lien under the Facilities Agreement, which enables the lenders under the Facilities Agreement to foreclose on such collateral and take control of Ciner Holdings, which controls the general partner of the Partnership, if any of the borrowers or guarantors under the Facilities Agreement are unable to satisfy its respective obligations under the Facilities Agreement.
Ciner Wyoming was informed that the Ciner Obligors were in compliance with the Facilities Agreement, as amended, as of December 31, 2020.
In February 2021, Ciner Wyoming was informed that an event of default under the Facilities Agreement arose and that the Ciner Obligors are currently working with the Facilities Agreement lenders to resolve this Facilities Agreement Default. Absent resolution, the Facilities Agreement lenders have the right to foreclose on the equity interest in Ciner Holdings. In order to prevent an event of default under each of the Ciner Wyoming Debt Agreements, which could have otherwise resulted from the Facilities Agreement lenders exercising their Equity Default Remedy, Ciner Wyoming entered into the Second Amendment to the Master Agreement and the Third Amendment to the Ciner Wyoming Credit Facility to modify the related definitions of change of control as described above.
9. OTHER NON-CURRENT LIABILITIES
Other non-current liabilities as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Reclamation reserve	$7,337	$5,672
Derivative instruments and hedges, fair value liabilities and other	1,370	2,915
Total	$8,707	$8,587
Details of the reclamation reserve shown above are as follows:

	2020	2019
Reclamation reserve at beginning of year	$5,672	$5,366
Accretion expense	322	306
Reclamation adjustment (1)	1,343	—
Reclamation reserve at end of year	$7,337	$5,672
(1) The reclamation costs are periodically evaluated for adjustments by the Wyoming Department of Environmental Quality. See Note 12 “Commitments and Contingencies,” “Off-Balance Sheet Arrangements” for additional information on our reclamation reserve, including recent changes to the underlying reclamation obligation that has resulted in the asset retirement obligation reclamation adjustment.

10. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit plans offered and administered by Ciner Corp and is allocated its portions of the annual costs related thereto. The specific plans are as follows:
Retirement Plans - Benefits provided under the pension plan for salaried employees and pension plan for hourly employees (collectively, the “Retirement Plans”) are based upon years of service and average compensation for the highest 60 consecutive months of the employee’s last 120 months of service, as defined. Each Retirement Plan covers substantially all full-time employees hired before May 1, 2001. Ciner Corp’s Retirement Plans had a net unfunded liability balance of $55,157 and $54,800 at December 31, 2020 and December 31, 2019, respectively. Ciner Corp’s current funding policy is to contribute an amount within the range of the minimum required and the maximum tax-deductible contribution. The Company's allocated portion of the pension plans' net periodic pension costs was $(1,260), $994, and $412 for the years ended December 31, 2020, 2019 and 2018, respectively. The decrease in pension costs in 2020 was driven by better than expected return on assets and lower interest expense assumptions.
Savings Plan - The 401(k) retirement plan (the “401(k) Plan”) covers all eligible hourly and salaried employees. Eligibility is limited to all domestic residents and any foreign expatriates who are in the United States indefinitely. The 401(k) Plan permits employees to contribute specified percentages of their compensation, while the Company makes contributions based upon specified percentages of employee contributions. Participants hired on or subsequent to May 1, 2001, will receive an additional contribution from the Company based on a percentage of the participant’s base pay. Contributions made to the 401(k) Plan for the years ended December 31, 2020, 2019 and 2018 were $3,366, $3,032, and $2,833, respectively.
Postretirement Benefits - Most of the Company's employees are eligible for postretirement benefits other than pensions if they reach retirement age while still employed.
The postretirement benefits are accounted for by Ciner Corp on an accrual basis over an employee’s period of service. The postretirement plan, excluding pensions, is not funded, and Ciner Corp has the right to modify or terminate the plan. The post-retirement plan had a net unfunded liability of $13,128 and $13,757 at December 31, 2020 and 2019, respectively.
The Company's allocated portion of postretirement cost (benefit) was $1,233, $(2,152), and $(2,940) for the years ended December 31, 2020, 2019 and 2018, respectively. The postretirement benefits for the Company in 2019 and 2018 are due to Ciner Corp amending its postretirement benefit plan in prior years.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME AND LOSS

Accumulated other comprehensive loss as of December 31, 2020, 2019 and 2018 consisted of the following:

	Interest Rate Swap Contract	Natural Gas Forwards Contracts	Total

BALANCE at December 31, 2017	$(2)	$(7,207)	$(7,209)

Other comprehensive loss before reclassification	(354)	(1,002)	(1,356)
Amounts reclassified from accumulated other comprehensive loss	37	1,037	1,074

Net current-period other comprehensive income/(loss)	(317)	35	(282)

BALANCE at December 31, 2018	$(319)	$(7,172)	$(7,491)

Other comprehensive (loss)/income before reclassification	(711)	1,085	374
Amounts reclassified from accumulated other comprehensive loss	175	1,063	1,238

Net current-period other comprehensive (loss)/income	(536)	2,148	1,612

BALANCE at December 31, 2019	$(855)	$(5,024)	$(5,879)

Other comprehensive (loss)/income before reclassification	(1,253)	3,762	2,509
Amounts reclassified from accumulated other comprehensive loss	835	2,607	3,442

Net current-period other comprehensive (loss)/income	(418)	6,369	5,951

BALANCE at December 31, 2020	$(1,273)	$1,345	$72
The components of other comprehensive income/(loss), attributable to the Company, that have been reclassified out of Accumulated other comprehensive loss consisted of the following:

	2020	2019	2018	Affected Line Items on the Statements of Operations and Comprehensive Income
Details about other comprehensive income/(loss) components:
Gains on cash flow hedges:
Interest rate swap contracts	$835	$175	$37	Interest expense
Commodity hedge contracts	2,607	1,063	1,037	Cost of products sold
Total reclassifications for the period	$3,442	$1,238	$1,074

12. COMMITMENTS AND CONTINGENCIES
Lease and License Commitments
The Company leases and licenses mineral rights from the U.S. Bureau of Land Management, the state of Wyoming, Rock Springs Royalty Company, LLC (“RSRC”) an affiliate of Occidental Petroleum Corporation (formerly an affiliate of Anadarko Petroleum Corporation), and other private parties which provide for royalties based upon production volume. The Company has a perpetual right of first refusal with respect to these leases and license and intends to continue renewing the leases and license as has been its practice.

The Company entered into a 10-year rail yard switching and maintenance agreement with a third party, Watco Companies, LLC (“Watco”), on December 1, 2011. Under the agreement, Watco provides rail-switching services at the Company’s rail yard. The Company’s rail yard is constructed on land leased by Watco from Rock Springs Grazing Association and on land that Watco holds an easement from Sweetwater Surface LLC. The land lease is renewable every five years for a total period of thirty years, while the Sweetwater Surface LLC easement is perpetual. The Company has an option agreement with Watco to assign the lease and easement to the Company at any time during the land lease term. An immaterial annual rental is paid under the easement and lease.
As of December 31, 2020, the total minimum contractual rental commitments under the Company’s various operating leases, including renewal periods is approximately $1,533 with the amount due in any of the next five years being immaterial.
Ciner Corp typically enters into operating lease contracts with various lessors for rail cars to transport product to customer locations and warehouses. Rail car leases under these contractual commitments range for periods from one to ten years. Ciner Corp's obligation related to these rail car leases are $9,687 in 2021, $6,737 in 2022, $3,395 in 2023, $2,255 in 2024, $1,954 in 2025 and $2,084 thereafter. Total lease expense allocated to the Company from Ciner Corp was approximately $11,304, $11,770 and $13,919 for the years ended December 31, 2020, 2019 and 2018, respectively, and is recorded in freight costs.

Purchase Commitments - We have financial natural gas supply contracts to mitigate volatility in the price of natural gas. As of December 31, 2020, these contracts totaled approximately $25,908 for the purchase of a portion of our natural gas requirements over approximately the next four years. The supply purchase agreements have specific commitments of $14,513 in 2021, $6,213 in 2022, $4,317 in 2023, and $864 in 2024. We have a separate contract that expires in 2021 and renews annually thereafter, for transportation of natural gas with an average annual cost of approximately $4,046 per year. In connection with the ANSAC exit we have an agreement for minimum logistics services in 2021. This arrangement includes bilateral take or pay terms.
Legal and Environmental - From time to time we are party to various claims and legal proceedings related to our business. Although the outcome of these proceedings cannot be predicted with certainty, management does not currently expect any such legal proceedings we may be involved in from time to time to have a material effect on our business, financial condition and results of operations. We cannot predict the nature of any future claims or proceedings, nor the ultimate size or outcome of any such claims and legal proceedings and whether any damages resulting from them will be covered by insurance.
Litigation Settlement- On February 2, 2016, amended on January 3, 2017, Ciner Wyoming filed suit against Rock Springs Royalty Company, LLC ("RSRC") in the Third Judicial District Court in Sweetwater County, Wyoming, Case No. C-16-77-L, seeking, among other things, to recover approximately $32,000 in royalty overpayments.  The royalty payments arose under our license with RSRC, an affiliate of Occidental Petroleum Corporation and predecessor in interest to Sweetwater, to mine sodium minerals from certain lands located in Sweetwater County, Wyoming (“License”). The License sets the applicable royalty rate based on a most favored nation clause, where either the royalty rate is set at the same royalty rate we pay to other licensors in Sweetwater County for sodium minerals, or, if certain conditions are met, the royalty rate is set by the rate paid by a third party to an affiliate of Occidental Petroleum Corporation under a separate license. In the lawsuit, we claimed that RSRC had, for at least the last ten years, been charging an arbitrarily high royalty rate in contradiction of the License terms. In addition, we sought a modification of the expiration term of the License land-lease between Ciner Wyoming and RSRC to those terms granted to other licensors in accordance with the most favored nation clause.
On June 28, 2018, RSRC and Ciner Wyoming signed a Settlement Agreement and Release (the “Settlement Agreement”) which among other things (i) required RSRC to pay Ciner Wyoming $27,500, which was received on July 2, 2018, and (ii) concurrently amended selected sections of the License land-lease including among other things, (a) extension of the term of the License Agreement to July 18, 2061 and for so long thereafter as Ciner Wyoming continuously conducts operations to mine and remove sodium minerals from the licensed premises in commercial quantities; and (b) revises the production royalty rate for each sale of sodium mineral products produced from ore extracted from the licensed premises at the royalty rate of eight percent (8%) of the net sales of such sodium mineral products. There are no unresolved conditions or uncertainties associated with the Settlement Agreement and management determined the $27,500 settlement payment was related to the historical overpayment of royalties. The $27,500 litigation settlement was realized in the second quarter of 2018.
Off-Balance Sheet Arrangements - We have historically been subject to a self-bond agreement (the “Self-Bond Agreement”) with the Wyoming Department of Environmental Quality (“WDEQ”) under which we committed to pay directly for reclamation costs. The amount of the self-bond was $36,200 as of December 31, 2019. In May 2019, the State of Wyoming enacted legislation that limits our and other mine operators’ ability to self-bond and required us to seek other acceptable financial instruments to provide alternate assurances for our reclamation obligations by November 2020. We provided such alternate assurances by timely securing a third-party surety bond effective October 15, 2020 (the “Surety Bond”) for the then-applicable full self-bond amount $36,200, which was also the amount of our obligation as of December 31, 2020. After we secured the Surety Bond, the previous Self-Bond Agreement was terminated. As of the date of this Report, the impact on our net income and liquidity due to securing the Surety Bond has been immaterial and we anticipate that to continue to be the case. The amount of such assurances that we are required to provide is subject to change upon periodic re-evaluation by the WDEQ’s Land Quality Division. As a result of the most recent such periodic re-evaluation, the Surety Bond amount was increased to $41,814 effective March 1, 2021.

13. AFFILIATE TRANSACTIONS

Agreements and transactions with affiliates have a significant impact on the Company’s financial statements because the Company is a subsidiary in a global group structure. Agreements directly between the Company and other affiliates, or indirectly between affiliates that the Company does not control, can have a significant impact on recorded amounts or disclosures in the Company's financial statements, including any commitments and contingencies between the Company and affiliates, or potentially, third parties.
Ciner Corp is the exclusive sales agent for the Company and through its membership in ANSAC, through December 31, 2020, Ciner Corp has responsibility for promoting and increasing the use and sale of soda ash and other refined or processed sodium products produced. Through December 31, 2020, ANSAC served as the primary international distribution channel for the Partnership and two other U.S. manufacturers of trona-based soda ash. ANSAC operated on a cooperative service-at-cost basis to its members such that typically any annual profit or loss is passed through to the members. As previously disclosed, the Partnership was informed on November 9, 2018 that Ciner Corp, an affiliate of the Company, had as part of its strategic initiative to gain better direct access and control of international customers and logistics and the ability to leverage the expertise of Ciner Group, the world’s largest natural soda ash producer, delivered a notice to terminate its membership in ANSAC. Such termination was expected to be effective as of the end of day on December 31, 2021. On July 27, 2020, ANSAC and the members thereof entered into an agreement, effective as of July 24, 2020, that, among other things, terminated Ciner Corp’s membership in ANSAC effective as of December 31, 2020 (the “ANSAC termination date”), a year earlier than previously announced (the “ANSAC Early Exit Agreement”). Effective as of the end of day on December 31, 2020 Ciner Corp exited ANSAC.
In connection with the settlement agreement with ANSAC, there are sales commitments to ANSAC in 2021 and 2022 where Ciner Corp will continue to sell, at substantially lower volumes, product to ANSAC for export sales purposes, with a fixed rate per ton selling, general and administrative expense, and will also purchase a limited amount of export logistics services in 2021. Through in part the Company’s affiliates, the Company has amongst other things: (i) obtained its own international customer sales arrangements for 2021, (ii) obtained third-party export port services, and (iii) chartered and executed its own international product delivery.

Historically, by design and prior to Ciner Corp’s exit from ANSAC, ANSAC managed most of our international sales, marketing and logistics, and as a result, was our largest customer for the years ended December 31, 2020, 2019 and 2018, accounting for 45.4%, 60.4% and 52.0%, respectively, of our net sales. Although ANSAC was our largest customer for the aforementioned periods, we anticipate that the impact of Ciner Corp’s exit from ANSAC on our net sales, net income and liquidity will be limited. We made this determination primarily based upon the belief that we will continue to be one of the lowest cost producers of soda ash in the global market. With a low-cost position combined with better direct access and control of our customers and logistics and the ability to leverage Ciner Group’s expertise in these areas, we believe we will be able to adequately replace these net ANSAC sales. As of January 1, 2021, Ciner Corp began managing the Partnership's sales and marketing efforts for exports with the ANSAC exit being complete. Ciner Corp is leveraging the distributor network established by Ciner Group while independently reviewing current and potential distribution partners to optimize our reach into each market.
Post-ANSAC International Export Capabilities
In accordance with the ANSAC Early Exit Agreement, Ciner Corp has begun marketing soda ash on our behalf directly into international markets and building its international sales, marketing and supply chain infrastructure. We now have access to utilize the distribution network that has already been established by the global Ciner Group. We believe that by having the option of combining our volumes with Ciner Group’s soda ash exports from Turkey, Ciner Corp’s strategic exit from ANSAC has allowed us to leverage global Ciner Group’s, the world’s largest natural soda ash producer, soda ash operations which we expect will improve our ability to optimize our market share both domestically and internationally. Being able to work with the global Ciner Group provides us with the opportunity to better attract and more efficiently serve larger global customers. In addition, the Company is working to enhance its international logistics infrastructure that includes, among other things, a domestic port for export capabilities. These export capabilities are being developed by an affiliated company and options being evaluated range from continued outsourcing in the near term to developing its own port capabilities in the longer term.
Selling, general and administrative expenses also include amounts charged to the Company by its affiliates principally consisting of salaries, benefits, office supplies, professional fees, travel, rent and other costs of certain assets used by the Company. On October 23, 2015, the Company entered into a Services Agreement (the “Services Agreement”) with our general partner and Ciner Corp. Pursuant to the Services Agreement, Ciner Corp has agreed to provide the Company with certain corporate, selling, marketing, and general and administrative services, in return for which the Company has agreed to pay Ciner Corp an annual management fee and reimburse Ciner Corp for certain third-party costs incurred in connection with providing such services. In addition, under the limited liability company agreement governing Ciner Wyoming, Ciner Wyoming reimburses us for employees who operate our assets and for support provided to Ciner Wyoming. These transactions do not necessarily represent arm's length transactions and may not represent all costs if Ciner Wyoming operated on a standalone basis.
The total selling, general and administrative costs charged to the Company by affiliates for the years ended December 31, 2020, 2019, and 2018 were as follows:

	2020	2019	2018
Ciner Corp	$15,659	$14,233	$13,728
ANSAC (1)	1,362	3,508	2,998
Ciner Resources	377	663	972
Total selling, general and administrative expenses - affiliates	$17,398	$18,404	$17,698

(1) ANSAC allocates its expenses to its members using a pro rata calculation based on sales.

Net sales to affiliates for the years ended December 31, 2020, 2019 and 2018 were as follows:

	2020	2019	2018
ANSAC	$177,891	$315,847	$253,345
Total	$177,891	$315,847	$253,345
As of December 31, 2020 and 2019, the Company had due from/to with affiliates as follows:

	2020		2019
	Due from Affiliates	Due to Affiliates	Due from Affiliates	Due to Affiliates
ANSAC	$41,948	$183	$53,859	$1,614
Ciner Corp	44,594	2,520	35,713	1,423
Other	155	162	5,543	178
Total	$86,697	$2,865	$95,115	$3,215

The increase in due from Ciner Corp from December 31, 2019 to December 31, 2020 is due to timing of funding of pension and postretirement plans offered and administered by Ciner Corp.
14. SEGMENT REPORTING
Our operations are similar in geography, nature of products we provide and type of customers we serve. As the Company earns substantially all of its revenues through the sale of soda ash mined at a single location, we have concluded that we have one operating segment for reporting purposes. The net sales by geographic area for the years ended December 31, 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Domestic	$208,838	$206,996	$233,414
International	183,393	315,847	253,345
Total net sales	$392,231	$522,843	$486,759

15. SUBSEQUENT EVENTS
In an effort to achieve greater financial and liquidity flexibility during the COVID-19 pandemic, (i) effective February 22, 2021, the board of directors of the general partner of the Company unanimously approved a continuation of the suspension of quarterly distributions to the unitholders of the Company for the quarter ended December 31, 2020, and (ii) effective February 22, 2021, the board of managers of Ciner Wyoming unanimously approved a continuation of the suspension of quarterly distributions to the members of Ciner Wyoming for the quarter ended December 31, 2020 in a continued effort to achieve greater financial and liquidity flexibility during the COVID-19 pandemic. In March 2021, the board of managers of Ciner Wyoming approved a special $8.0 million distribution, to amongst other things, provide the Partnership with funds to retire its Ciner Resources Credit Facility.
In connection with the Facilities Agreement Default (as defined and described in Note 9 “Debt” in the Ciner Wyoming Equipment Financing Arrangement section), effective March 5, 2021 the Ciner Wyoming Equipment Financing Arrangement and the Ciner Wyoming Credit Facility were amended respectively in order to amongst other things, carveout from the definition of Change of Control any change in control that could arise from lender actions under the Facilities Agreement relating to any events of default under the Facilities Agreement, see Note 8, “Debt” for additional information.

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